                                                      --------------------------
                         UNITED STATES                       OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION      --------------------------
                    WASHINGTON, D.C. 20549            OMB Number:      3235-0145
                                                      Expires: November 30, 1999
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*



                               InFocus Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45665B106
                         ------------------------------
                                 (CUSIP Number)


                               December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           ---------------------
                                       13G                 Page  2  Of  7  Pages
                                                           ---------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        High Rock Capital LLC
        04-3397165
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            1,789,500
  NUMBER OF          -----------------------------------------------------------
   SHARES            6      SHARED VOTING POWER
BENEFICIALLY
   OWNED                    -0-
  BY EACH            -----------------------------------------------------------
 REPORTING           7      SOLE DISPOSITIVE POWER
  PERSON
   WITH                     2,229,900
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,503,900 shares (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.4%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IA
--------------------------------------------------------------------------------

                                                           ---------------------
                                       13G                 Page  3  Of  7  Pages
                                                           ---------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        High Rock Asset Management LLC
        04-3402072
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            274,000
   NUMBER OF         -----------------------------------------------------------
     SHARES          6      SHARED VOTING POWER
  BENEFICIALLY
     OWNED                  -0-
    BY EACH          -----------------------------------------------------------
   REPORTING         7      SOLE DISPOSITIVE POWER
    PERSON
     WITH                   274,000
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,503,900 shares (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.4%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


Item 1(a).     NAME OF ISSUER:  InFocus Corporation

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                           27700B SW Parkway Avenue
                           Wilsonville, OR 97070

Item 2(a). NAMES OF PERSONS FILING: High Rock Capital LLC ("HRC") and High Rock Asset Management LLC ("HRAM")

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of HRC and HRAM is 28 State Street, 18th Floor, Boston, MA 02109.

Item 2(c). CITIZENSHIP: Each of HRC and HRAM is a limited liability company organized under the laws of the state of Delaware.

Item 2(d).     TITLE OF CLASS OF SECURITIES: Common Stock without par value

Item 2(e).     CUSIP NUMBER:     45665B106

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [_] Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act);

               (b) [_]  Bank as defined in Section 3(a)(6) of the Act;

               (c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

               (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

               (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

               (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [_]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;




                               Page 4 of 7 Pages

              (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


              If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]


Item 4.       OWNERSHIP.

              (a) Amount Beneficially Owned: Each of HRC and HRAM may be deemed to beneficially own 2,503,900 shares as of December 31, 2001.

                     HRC was the record owner of 2,229,900 shares as of December 31, 2001. HRAM was the record owner of 274,000 shares as of December 31, 2001. (The shares held of record by HRC and HRAM are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated limited liability companies with the same individual as President, each of HRC and HRAM may be deemed to beneficially own all of the Record Shares. Hence, each of HRC and HRAM may be deemed to beneficially own 2,503,900 shares as of December 31, 2001.

              (b)    Percent of Class: HRC: 5.7%; HRAM: 0.7%

              (c)    Number of shares as to which such person has:

                     (i)    sole power to vote or to direct the vote:
                                      HRC:  1,789,500 shares
                                      HRAM:   274,000 shares

                     (ii)   shared power to vote or to direct the vote:
                                      HRC:  0 shares
                                      HRAM: 0 shares

                     (iii)  sole power to dispose or to direct the disposition
                            of:
                                      HRC:  2,229,900 shares
                                      HRAM:   274,000 shares

                     (iv) shared power to dispose or to direct the disposition of:
                                      HRC:  0 shares
                                      HRAM: 0 shares

              Each of HRC and HRAM expressly disclaims beneficial ownership of any shares of InFocus Corporation, except, in the case of HRC, for the 2,229,900 shares that it holds of record and, in the case of HRAM, for the 274,000 shares that it holds of record.



                               Page 5 of 7 Pages

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                     Not applicable.

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                     Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                     Not applicable.

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                     Not applicable.

Item 9.       NOTICE OF DISSOLUTION OF GROUP.

                     Not applicable.

Item 10.      CERTIFICATIONS.

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                               Page 6 of 7 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2002


HIGH ROCK CAPITAL LLC

By: High Rock Capital LLC


By: /s/ David L. Diamond
    ---------------------------------
    David L. Diamond,
    President



HIGH ROCK ASSET MANAGEMENT LLC

By: High Rock Asset Management LLC


By: /s/ David L. Diamond
    ---------------------------------
    David L. Diamond,
    President







                               Page 7 of 7 Pages